

TableOne Solutions, Inc.
(the "Company")
a Delaware Corporation

Financial Statements (unaudited) and Independent Accountant's Review Report

Years Ended December 31, 2024 & 2023

TABLE OF CONTENTS





www.rnbcapitalcpas.com
954-399-1914

RNB CAPITAL
Certified Public Accountants, Cyber Security, and Governance Risk & Compliance Professionals

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To: TableOne Solutions, Inc. Management

We have reviewed the accompanying financial statements of TableOne Solutions, Inc. (the Company) which comprise the statement of financial position as of December 31, 2024 & 2023 and the related statements of operations, statement of changes in shareholders' equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements:
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility:
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion:
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter on Going Concern:
As discussed in Note 1, certain conditions and events raise concerns regarding the Company's ability to continue as a going concern in the near term. Management has addressed these matters in Note 1, along with its plans to mitigate the uncertainty. The accompanying financial statements have been prepared on a going concern basis and do not include any adjustments that might result if the Company were unable to continue its operations. Our conclusion is not modified with respect to this matter.

RNB Capital LLC

Tamarac, FL
May 10, 2025

TABLEONE SOLUTIONS, INC.
STATEMENT OF FINANCIAL POSITION (BALANCE SHEET)

		As of December 31,	
		2024	2023
ASSETS			
Current Assets:			
Cash and Cash Equivalents	$	1,753	-
Total Current Assets		1,753	-
TOTAL ASSETS		1,753	-
LIABILITIES AND EQUITY			
TOTAL LIABILITIES		-	-
EQUITY			
Additional Paid-in Capital	$	2,561	-
Accumulated Deficit		(808)	-
TOTAL EQUITY		1,753	-
TOTAL LIABILITIES AND EQUITY	$	1,753	-

See Accompanying Notes to these Unaudited Financial Statements

TABLEONE SOLUTIONS, INC.
STATEMENT OF OPERATIONS

		Year Ended December 31,	
		2024	2023
Revenues			
Revenue	$	47,372	-
Gross Profit		47,372	-
Operating Expenses			
General and Administrative	$	48,180	-
Total Operating Expenses		**48,180**	-
Total Loss from Operations		(808)	-
Net Income (Loss)	$	(808)	-

See Accompanying Notes to these Unaudited Financial Statements

TABLEONE SOLUTIONS, INC.
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

| | Common Stock | | | Retained Earnings | Total Shareholders' |
	# of Shares	$ Amount	APIC	(Deficit)	Equity
Beginning balance at 1/1/23	-	-	-	-	-
Net income (loss)	-	-	-	-	-
Ending balance at 12/31/23	-	-	-	-	-
Additional Paid-in Capital	-	-	2,561	-	2,561
Net income (loss)	-	-	-	(808)	(808)
Ending balance at 12/31/24	-	-	2,561	(808)	1,753

See Accompanying Notes to these Unaudited Financial Statements

TABLEONE SOLUTIONS, INC.
STATEMENT OF CASH FLOWS

		Year Ended December 31,	
		2024	**2023**
OPERATING ACTIVITIES			
Net Income (Loss)	$	(808)	-
Adjustments to reconcile Net Income to Net Cash provided by operations:			
		-	-
Total Adjustments to reconcile Net Income to Net Cash provided by operations:		-	-
Net Cash provided by (used in) Operating Activities		(808)	-
INVESTING ACTIVITIES			
Net Cash provided by (used in) Investing Activities		-	-
FINANCING ACTIVITIES			
Additional Paid-in Capital	$	2,561	-
Net Cash provided by (used in) Financing Activities		2,561	-
Cash at the beginning of period		-	-
Net Cash increase (decrease) for period		1,753	-
Cash at end of period		1,753	-

See Accompanying Notes to these Unaudited Financial Statements

TableOne Solutions, Inc.
Notes to the Unaudited Financial Statements
December 31st, 2024
$USD

NOTE 1 – DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS

TableOne Solutions, Inc. ("the Company") was formed in Delaware on October 10th, 2023. The Company plans to earn revenue using a subscription-based model through a mobile app that offers users access to premium dining reservations at top restaurants. Their service provides real-time notifications for available tables, facilitating seamless bookings for high-demand establishments. The Company's headquarters is located in Dover, Delaware, though the company currently does not maintain a physical office space. The Company's customers will be located in the United States.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Going Concern:

The accompanying balance sheet has been prepared on a going concern basis, which means that the entity expects to continue its operations and meet its obligations in the normal course of business during the next twelve months. Conditions and events creating the doubt include the fact that the Company has commenced principal operations and realized losses in their first year of operations and may continue to generate losses. The Company's management has evaluated this condition and plans to generate revenues and raise capital as needed to meet its capital requirements. However, there is no guarantee of success in these efforts. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company's financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). The Company's fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

In preparing these unaudited financial statements in conformity with U.S. GAAP, the Company's management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

Fair Value of Financial Instruments

FASB Accounting Standards Codification (ASC) 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: Observable inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.

Level 3: Unobservable inputs in which little or no market data exists, therefore developed using estimates and assumptions developed by us, which reflect those that a market participant would use.

There were no material items that were measured at fair value as of December 31, 2023 and December 31, 2024.

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company had $0 and $1,753 in cash and cash equivalents as of December 31, 2023 and December 31, 2024, respectively.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company generates revenues by selling a subscription service to customers who are seeking to make dining reservations at restaurants. The Company's payments are generally collected at time of service or initiation of services. The Company's primary performance obligation is to maintain an acceptable level of software uptime for users over the subscription period which can be one to twelve months and revenue is recognized over the life of the subscription as performance obligations are satisfied.

General and Administrative

General and administrative expenses include cloud computing services, proxy providers, and business software subscriptions (e.g., Google Workspace). The category also encompasses fees paid to independent contractors, such as a strategic partnerships consultant, as well as modest salaries for the company's co-founders.

Income Taxes

The Company is subject to corporate income and state income taxes in the state it does business. The Company accounts for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, it determines deferred tax assets and liabilities on the basis of the differences between the financial statement and tax bases of assets and liabilities by using enacted tax rates in effect for the year in which the differences are expected to reverse.

The Company's primary tax jurisdictions are the United States and Delaware. The Company has incurred cumulative losses since inception and has not recorded any current income tax expense for the years ended December 31, 2024 and 2023.

Recent Accounting Pronouncements

The FASB issues Accounting Standards Updates (ASUs) to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions. No transactions require disclosure.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

The Company is not currently involved with or knows of any pending or threatening litigation against it or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

The Company has a partnership agreement with American Express (Hypercard), requiring it to maintain reliable service availability. Non-compliance could lead to penalties or termination of the agreements. The Company was in full compliance with these requirements as of December 31, 2024.

NOTE 5 – LIABILITIES AND DEBT

The Company has no outstanding debt obligations as of December 31, 2024.

NOTE 6 – EQUITY

The Company has authorized 10,000,000 shares of common stock with a par value of $0.001 per share. 0 shares were issued and outstanding as of December 31, 2023 and 2024.

Voting: Common stockholders are entitled to one vote per share.

Dividends: The holders of common stock are entitled to receive dividends when and if declared by the Board of Directors.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2024 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through May 10, 2025, the date these financial statements were available to be issued.

On April 9, 2025, the Company issued a total of 10 million common shares, with 5 million shares allocated to each of the two co-founders, Frank Besson and Tarek Arafat, respectively.